Mail Stop 3561

January 17, 2008

By U.S. Mail and facsimile to (206) 266-7010

Jeffrey P. Bezos
Chairman, President and Chief Executive Officer
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, WA 98144-2734

> **Re: Amazon.com, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 0-22513**

Dear Mr. Bezos:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: L. Michelle Wilson
        Senior Vice President, General Counsel and
          Secretary